UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 28, 2012, announcing the Company's financial results for the three and six months ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: August 31, 2012	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
SECOND QUARTER AND SIX MONTHS 2012 RESULTS

Highlights

•	Frontline reports a net loss, excluding vessel impairment losses, attributable to the Company of $11.2 million for the second quarter of 2012, equivalent to a loss per share of $0.14.

•	Frontline reports a net loss, excluding vessel impairment losses, attributable to the Company of $4.0 million for the six months ended June 30, 2012, equivalent to a loss per share of $0.05.

•	Frontline records vessel impairment losses of $13.1 million in the second quarter of 2012, equivalent to a loss per share of $0.17.

•	Frontline will not pay a dividend for the second quarter of 2012.
•	Frontline terminated the long term charter party with Ship Finance International Limited ("Ship Finance") for the OBO carrier Front Rider in July.
•	In August, Frontline agreed to terminate the long term charter party with Ship Finance for the OBO carrier Front Climber.
•	Frontline subscribed for 3,546,000 shares in a private placement by Frontline 2012 Ltd. of 56 million new ordinary shares.
•	The chartered-in VLCC Hampstead was redelivered by Frontline on April 22, 2012.

Second Quarter and Six Months 2012 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss, excluding impairment losses, attributable to the Company of $11.2 million in the second quarter, equivalent to a loss per share of $0.14, compared with net income of $7.2 million for the first quarter, equivalent to earnings per share of $0.09. The net loss, excluding impairment losses, attributable to the Company in the second quarter includes a gain on sale of assets and amortization of deferred gains of $5.1 million, which includes an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle (ex Front Eagle) and Gulf Eyadah (ex Front Shanghai). The net income attributable to the Company in the first quarter includes a gain on sale of assets and amortization of deferred gains of $11.0 million, which includes a gain of $9.4 million on the termination of the charter party for the single hull VLCC, Titan Orion (ex Front Duke), an aggregate deferred gain of $3.8 million relating to the sale and leasebacks of DHT Eagle and Gulf Eyadah and a loss of $2.2 million on the sale of the double hull Suezmax tanker, Front Alfa. The net income attributable to the Company in the first quarter also includes a gain on the purchase of the Company's convertible bonds of $4.6 million, which has been recorded in other non-operating income.

The Company has recorded a vessel impairment loss of $13.1 million in the three and six month periods ended June 30, 2012, equivalent to a loss per share of $0.17. This loss relates to three OBO vessels – Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The losses relating to Front Rider and Front Climber are the expected losses on the termination of the long term charter parties in July and September, respectively. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $31,000, $16,200 and $28,100, respectively, compared with $25,600, $19,500 and $37,800, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $31,500 and $16,200, respectively, compared with $25,400 and $19,500, respectively, in the preceding quarter. The Orion Suezmax pool had spot earnings of $17,400 compared with $19,200 in the first quarter. The Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $31,700 in the second quarter compared with $27,400 in the first quarter.

Profit share expense in the first quarter related to the amended charter party agreements with Ship Finance and the amended charter party agreements for four leased vessels following the restructuring of the Company in December 2011. The profit share expense is calculated on a year-to-date basis and the results in the second quarter resulted in a claw back. The cash sweep expense relates to the amended charter parties with Ship Finance and the amended charter parties for four leased vessels and is based on the difference between the renegotiated rates and the actual market rate up to the original contract rates.

Ship operating expenses increased by $5.9 million compared with the preceding quarter due to an increase in dry docking costs of $7.3 million (five vessels were dry docked compared with no vessels in the preceding quarter), which was partially offset by a decrease in running costs.

Charter hire expenses decreased by $2.0 million compared with the preceding quarter primarily as a result of redelivery of the chartered-in VLCC Hampstead on April 22, 2012.

Interest expense, net of capitalized interest, was $23.9 million in the second quarter of which $11.5 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss, excluding impairment losses, attributable to the Company of $4.0 million for the six months ended June 30, 2012, equivalent to a loss per share of $0.05. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2012 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $28,200, $18,000, and $33,100, respectively, compared with $27,400, $16,500 and $34,000, respectively, in the six months ended June 30, 2011. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $28,300 and $18,000, respectively, in the six months ended June 30, 2012. The Orion Suezmax pool had spot earnings of $18,400 per day and the Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $29,900 per day, respectively, in the six months ended June 30, 2012.

As of June 30, 2012, the Company had total cash and cash equivalents of $177.1 million and restricted cash of $89.2 million. Restricted cash includes $87.0 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2012 on a TCE basis for VLCCs and Suezmax tankers of approximately $23,900 and $17,600, respectively.

Fleet Development

The chartered-in VLCC Hampstead was redelivered to the owners on April 22, 2012.

On June 4, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance had simultaneously sold the vessel. The charter party terminated July 22, 2012. The Company paid a compensation payment to Ship Finance of $0.4 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $2.4 million and the Company recorded an impairment loss of $4.9 million in the second quarter.

On August 24, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party is expected to terminate in late September 2012. The Company will make a compensation payment to Ship Finance of approximately $0.6 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $1.7 million and the Company recorded an impairment loss of $4.2 million in the second quarter.

Newbuilding Program

As of June 30, 2012, the Company's newbuilding program comprised two Suezmax tankers, which constitute a contractual cost of $124.9 million. Installments of $12.5 million have been made and the remaining installments to be paid as of June 30, 2012, amount to $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

Corporate

On May 29, 2012, the Company announced that it has been allocated 3,546,000 shares in a private placement in Frontline 2012 Ltd. of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company has an ownership of 7.9% in Frontline 2012 Ltd.

The Board of Directors has decided not to declare a dividend for the second quarter of 2012.

77,858,502 ordinary shares were outstanding as of June 30, 2012, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2012 was WS 55, representing a decrease of approximately WS 1 point from the first quarter of 2012 and a decrease of approximately WS 3 points from the second quarter of 2011. Present market indications are approximately negative $3,000 per day in the third quarter of 2012.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the second quarter of 2012 was WS 72.9, representing a decrease of approximately WS 9.3 points from the first quarter of 2012 and an increase of WS 3.8 points from the second quarter of 2011. Current market indications are approximately $10,000 per day in the third quarter of 2012.

Bunkers at Fujairah averaged $662/mt in the second quarter of 2012 compared to $730/mt in the first quarter of 2012. Bunker prices varied between a low of $663/mt on June 22 and a high of $739/mt at the beginning of the quarter.

The International Energy Agency's ("IEA") August 2012 report stated an OPEC oil production, including Iraq, of 31.4 million barrels per day (mb/d) in June and July 2012. This was an increase of 55 kb/d compared to the first quarter of 2012.

The IEA estimates that world oil demand averaged 88.8 mb/d in the second quarter of 2012, which is a decrease of 600,000 barrels compared to previous quarter and the IEA estimates that world oil demand will average approximately 89.6 mb/d in 2012, representing an increase of 0.3 percent or 0.3 mb/d from 2011. 2013 demand is expected to be 90.5 mb/d with non-OECD demand exceeding OECD, a trend that is unlikely to be reversed.

The VLCC fleet totalled 610 vessels at the end of the second quarter of 2012, up from 598 vessels at the end of the previous quarter. 12 VLCCs were delivered during the quarter, none removed. The order book counted 95 vessels at the end of the second quarter, down from 111 orders from the previous quarter. The current order book represents approximately 16 percent of the VLCC fleet. According to Fearnleys, the single hull fleet currently stands unchanged at 23 vessels.

The Suezmax fleet counts 468 vessels at the end of the second quarter, up from 451 vessels at the end of the previous quarter. 17 vessels were delivered during the quarter whilst none were removed. The order book counted 79 vessels at the end of the second quarter, down from 96 vessels at the end of the previous quarter. No new orders were placed during the quarter and the current order book now represents 17 percent of the total fleet. According to Fearnleys, the single hull fleet stands unchanged at nine vessels.

Strategy and Outlook

Following the restructuring completed in December 2011, the cash break even rates for the Company were substantially reduced for the period 2012- 2015, creating a downside protection for the Company.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements. Frontline will, however, compensate charter counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above original contract rates. The TCEs earned in the second quarter of 2012 were above the renegotiated rates and Frontline recorded cash sweep expense of $17.8 million in the quarter. The main part of this relates to the amended charter parties with Ship Finance.

The Board continues to see a challenging supply / demand situation for the tanker market as a consequence of the combined VLCC and Suezmax fleet increasing by approximately 98 percent between 2004 and 2012 without a similar increase in demand. Frontline will remain cautious in this market environment and focus its resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

Based on results achieved so far in the quarter and the current outlook the Board expects the operating result in the third quarter to be significantly worse than in the second quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 28, 2012

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Apr-Jun	2012 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec
219,398	176,576	Total operating revenues	343,862	454,207	810,102
(12,033)	5,135	Gain (loss) on sale of assets and amortization of deferred gains	16,085	1,197	(307,894)
80,348	66,998	Voyage expenses and commission	125,476	156,053	295,787
160	(31)	Profit share expense	-	2,410	482
-	17,795	Cash sweep expense	32,727	-	-
51,435	35,406	Ship operating expenses	64,911	102,534	187,010
17,518	10,102	Charter hire expenses	22,219	34,103	65,601
8,538	8,039	Administrative expenses	16,363	16,618	35,886
-	13,141	Impairment loss on vessels	13,141	-	121,443
50,429	29,192	Depreciation	58,591	101,937	195,597
208,428	180,642	Total operating expenses	333,428	413,655	901,806
(1,063)	1,069	Net operating income (loss)	26,519	41,749	(399,598)
1,517	30	Interest income	50	3,678	3,958
(35,698)	(23,945)	Interest expense	(48,262)	(71,787)	(141,497)
(69)	422	Share of results from associated companies	259	(300)	(600)
(21)	(38)	Foreign currency exchange gain (loss)	21	150	106
125	(1,863)	Other non-operating items	3,976	8,262	9,153
(35,209)	(24,325)	Net loss before taxes and noncontrolling interest	(17,437)	(18,248)	(528,478)
(44)	(77)	Taxes	(162)	(107)	(532)
(35,253)	(24,402)	Net loss	(17,599)	(18,355)	(529,010)
9	56	Net loss (income) attributable to noncontrolling interest	428	(1,424)	(591)
(35,244)	(24,346)	Net loss attributable to Frontline Ltd.	(17,171)	(19,779)	(529,601)

(35,244)	(24,346)	Net loss attributable to Frontline Ltd.	(17,171)	(19,779)	(529,601)
-	13,141	Impairment loss on vessels	13,141	-	121,443
(35,244)	(11,205)	Net loss, excluding impairment loss, attributable to Frontline Ltd.	(4,030)	(19,779)	(408,158)

(0.45)	(0.31)	Loss per share ($)	(0.22)	(0.25)	(6.80)
-	(0.17)	Impairment loss per share ($)	(0.17)	-	(1.56)
(0.45)	(0.14)	Loss, excluding impairment loss, per share ($)	(0.05)	(0.25)	(5.24)

		Income on time charter basis ($ per day)*
26,100	31,000	VLCC	28,200	27,400	22,800
15,800	16,200	Suezmax	18,000	16,500	14,100
31,300	28,100	Suezmax OBO	33,100	34,000	36,700

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Apr-Jun	2012 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec
(35,253)	(24,402)	Net loss	(17,599)	(18,355)	(529,010)
(198)	24	Unrealized gain (loss) from marketable securities	461	(256)	(894)
4	(49)	Foreign currency translation gain (loss)	26	102	(49)
(194)	(25)	Other comprehensive income (loss)	487	(154)	(943)
(35,447)	(24,427)	Comprehensive loss	(17,112)	(18,509)	(529,953)
(35,438)	(24,371)	Comprehensive loss attributable to Frontline Ltd.	(16,684)	(19,933)	(530,544)
(9)	(56)	Comprehensive (loss) income attributable to noncontrolling interest	(428)	1,424	591
(35,447)	(24,427)		(17,112)	(18,509)	(529,953)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2012 Jun 30	2011 Jun 30	2011 Dec 31
ASSETS
Short term
Cash and cash equivalents	177,149	173,152	160,566
Restricted cash	89,196	189,913	100,566
Other current assets	176,179	175,747	149,273
Long term
Restricted cash	-	58,000	-
Newbuildings	13,558	230,902	13,049
Vessels and equipment, net	291,757	1,326,300	312,292
Vessels under capital lease, net	960,041	1,306,658	1,022,172
Investment in finance lease	52,507	54,486	53,531
Investment in unconsolidated subsidiaries and associated companies	40,896	3,108	27,340
Other long-term assets	1,760	7,738	1,780
Total assets	1,803,043	3,526,004	1,840,569

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	20,802	114,375	19,521
Current portion of obligations under capital lease	54,267	184,973	55,805
Other current liabilities	118,614	107,307	92,058
Long term liabilities
Long term debt	473,842	1,149,704	493,992
Obligations under capital lease	931,799	1,227,785	957,431
Other long term liabilities	6,825	16,144	8,283
Commitments and contingencies
Equity
Frontline Ltd. equity	184,827	712,388	200,984
Noncontrolling interest	12,067	13,328	12,495
Total equity	196,894	725,716	213,479
Total liabilities and equity	1,803,043	3,526,004	1,840,569

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2011 Apr-Jun	2012 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec
		OPERATING ACTIVITIES
(35,253)	(24,402)	Net loss	(17,599)	(18,355)	(529,010)
		Adjustments to reconcile net loss to net cash provided by operating activities:
50,801	29,327	Depreciation and amortization	58,861	102,901	202,519
(44)	27	Unrealized foreign currency exchange loss (gain)	22	(15)	73
12,033	(5,135)	(Gain) loss on sale of assets and amortization of deferred gains (including securities)	(16,085)	(1,197)	311,249
69	(422)	Equity earnings (losses) of associated companies	(259)	300	600
-	13,141	Impairment loss on vessels	13,141	-	121,443
189	(377)	Other, net	(4,258)	(5,248)	(8,681)
15,155	21,926	Change in operating assets and liabilities	13,807	(42,528)	(41,340)
42,950	34,085	Net cash provided by operating activities	47,630	35,858	56,853

		INVESTING ACTIVITIES
(3,689)	(2,672)	Change in restricted cash	11,370	7,635	155,581
(59,678)	(398)	Additions to newbuildings, vessels and equipment	(963)	(62,805)	(82,378)
374	443	Finance lease payments received	868	729	1,535
57,100	2,492	Proceeds from sale of vessels and equipment	12,666	148,335	200,041
-	-	Proceeds from sale of shares in subsidiaries	-	-	128,882
-	-	Proceeds from sale of investments	-	46,547	46,547
-	(13,298)	Net investment in associated companies	(13,548)	-	(24,536)
(5,893)	(13,433)	Net cash provided by (used in) investing activities	10,393	140,441	425,672

		FINANCING ACTIVITIES
(265)	-	Proceeds from long-term debt, net of fees paid	-	(1,441)	70,559
(9,081)	74	Repayment of long-term debt	(14,269)	(100,279)	(256,527)
(29,749)	(13,088)	Repayment of capital leases	(27,171)	(62,494)	(295,501)
(7,786)	-	Dividends paid	-	(15,572)	(17,129)
(46,881)	(13,014)	Net cash used in financing activities	(41,440)	(179,786)	(498,598)

(9,824)	7,638	Net increase (decrease) in cash and cash equivalents	16,583	(3,487)	(16,073)
182,976	169,511	Cash and cash equivalents at start of period	160,566	176,639	176,639
173,152	177,149	Cash and cash equivalents at end of period	177,149	173,152	160,566

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2012 Jan-Jun	2011 Jan-Jun	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	225,769	224,245	224,245
Stock option expense	527	760	1,524
Balance at end of period	226,296	225,005	225,769

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,779)	(3,836)	(3,836)
Other comprehensive income (loss)	487	(154)	(943)
Balance at end of period	(4,292)	(3,990)	(4,779)

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(463,012)	83,718	83,718
Net loss	(17,171)	(19,779)	(529,601)
Cash dividends	-	(15,572)	(17,129)
Balance at end of period	(480,183)	48,367	(463,012)

FRONTLINE LTD. EQUITY	184,827	712,388	200,984

NONCONTROLLING INTEREST
Balance at beginning of period	12,495	11,904	11,904
Net (loss) income	(428)	1,424	591
Balance at end of period	12,067	13,328	12,495

TOTAL EQUITY	196,894	725,716	213,479

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2011.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2011.

3.	RESTRUCTURING

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs") to Frontline 2012 Ltd. ("Frontline 2012"). These SPCs held six VLCCs (including one on time charter), four Suezmax tankers and five VLCC newbuilding contracts. The SPCs were sold at fair market value of $1,120.7 million. As part of the transaction, Frontline 2012 assumed the obligation to pay $666.3 million in bank debt related to the vessels and $325.5 million in remaining commitments to the yard under the newbuilding contracts. The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in the fourth quarter of 2011. In June 2012, the Company received payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of par value $2.00 per share at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the Norwegian Over the Counter list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012 for which it paid $25.0 million. The Company has accounted for its investment in Frontline 2012 under the equity method. There were no discontinued operations associated with this transaction.

The Company will initially manage Frontline 2012 through its wholly owned subsidiary, Frontline Management (Bermuda) Ltd.. Frontline 2012 plans to establish its own management subsidiary with a management team solely focused on its activities over time.

Following the restructuring, the Company's operating fleet was reduced from 58 vessels to 48 vessels, including the nine vessels owned through Independent Tankers Corporation Limited ("ITCL"). In addition, newbuilding commitments reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of a $12.9 million loan associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan.

As part of the restructuring, the Company obtained agreements with its major counterparties to reduce the gross charter payment commitments under existing chartering arrangements by approximately $293 million for the period from January 1, 2012 to December 31, 2015. The Company will compensate the counterparties with 100% of any difference between the renegotiated rates and the actual spot rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above the original contract rates.

4.	IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $13.1 million in the three and six months ended June 30, 2012, equivalent to a loss per share of $0.17. This loss relates to three OBO vessels – Front Rider ($4.9 million), Front Climber ($4.2 million) and Front Driver ($4.0 million). The losses relating to Front Rider and Front Climber are the expected losses on the termination of the long term charter parties in July and September, respectively. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

5.	NEWBUILDINGS

Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 3), which left the Company with two Suezmax newbuilding contracts at December 31, 2011. No installments were paid in the six months ended June 30, 2012.

6.	VESSELS AND EQUIPMENT, NET

The Company sold its 1993-built double hull Suezmax tanker, Front Alfa, in March 2012.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.2 million at June 30, 2012 (December 31, 2011: $0.7 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

8.	DEBT

The Company's bank debt was eliminated in December 2011. See Note 3.

In March 2012, the Company purchased $10.0 million notional value of the convertible bonds due 2015 for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million in the first quarter of 2012. After the purchase, the Company holds 4.4% of the convertible bonds outstanding. The conversion price of the Company's convertible bonds at June 30, 2012 and December 31, 2011 was $36.5567.

9.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance cash sweep bonus and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees. In addition, the Company is chartering in two vessels from Frontline 2012 on floating rate time charters under which the charter hire expense is equal to the time charter equivalent earnings of the vessels.

In September 2011, the Company negotiated the early termination of bareboat charters on three single hull VLCCs, Titan Orion (ex-Front Duke), Titan Aries (ex-Edinburgh) and Ticen Ocean (ex-Front Lady), which are being chartered in from Ship Finance. These three vessels have been sold by Ship Finance with expected delivery during 2012 and 2013. The Titan Orion (ex-Front Duke) was delivered, and the charter party with Ship Finance was terminated, on March 27, 2012.

On May 29, 2012, the Company announced that it has been allocated 3,546,000 shares in a private placement in Frontline 2012 Ltd. of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company has an ownership of 7.9% in Frontline 2012 Ltd.

On June 4, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance had simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company paid a compensation payment to Ship Finance of $0.4 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $2.4 million and the Company recorded an impairment loss of $4.9 million in the second quarter.

10.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2012, and following the restructuring described in Note 3, the Company was committed to make newbuilding installments of $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

As part of the Restructuring described in Note 3, Frontline 2012 agreed to fully reimburse and indemnify the Company for all payments made under any performance guarantees issued by the Company and to reimburse the Company for all costs incurred in connection with these guarantees.

11.	SUBSEQUENT EVENTS

On August 24, 2012, the Company announced that it had agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance had simultaneously sold the vessel. The charter party is expected to terminate late September 2012. The Company will make a compensation payment to Ship Finance of approximately $0.6 million for the early termination of the charter. The transaction will reduce the Company's obligations under capital leases by $1.7 million and the Company recorded an impairment loss of $4.2 million in the second quarter.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2012

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2012 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 28, 2012